August 3, 2011	VIA EDGAR & OVERNIGHT MAIL

Ms. Jennifer Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE
Washington, DC 20549

Re:          Best Buy Co., Inc.

Form 10-K

Filed April 25, 2011

File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Form 10-K, as set forth in your letter dated July 12, 2011.   For convenience, the staff’s numbered and bulleted comments are shown below in bold text, followed by Best Buy’s responses.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Blume by overnight mail.

Form 10-K for the Fiscal Year Ended February 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 36

1.                          You disclose on page 49 that your effective income tax rate in fiscal 2011 was favorably impacted by “increased tax benefits from foreign operations.” We further note your federal statutory income tax rate reconciliation on page 113 that reflects year-to-year increases in the tax benefit from foreign operations and the disclosure in your Form 8-K filed March 24, 2011 that the decreased effective tax rate for the fourth quarter of fiscal 2011 was partially driven by the impact of foreign operations. Please revise future filings to discuss in further detail the specific causes and nature of these foreign tax benefits. If a particular country contributes a disproportionately larger amount of net income due to favorable tax rates, please disclose additional information about that country’s tax structure and its impact on your operations.

No particular country contributed a disproportionately large amount of our foreign income or income tax benefit.  The primary driver of the tax rate changes referred to was an increase in the proportion of our consolidated income that was earned in foreign jurisdictions.  In future filings, we plan to discuss in further detail the specific causes and nature of the foreign tax benefits.  For example, the additional disclosure for fiscal 2011 would be substantially as follows:

“The increased tax benefits from foreign operations were due primarily to an increase in foreign earnings.  Our consolidated effective tax rate is impacted by the statutory income tax rates applicable to each of the jurisdictions in which we operate.  As our foreign earnings are generally taxed at lower statutory rates than the 35% U.S. statutory rate, changes in the proportion of our consolidated taxable earnings originating in foreign jurisdictions will impact our consolidated effective rate. Our foreign earnings have been indefinitely reinvested outside the U.S. and are not subject to current U.S. income tax.”

In addition, if a significant amount of your consolidated cash and short-term investments are held overseas and are not available to the U.S. parent company due to permanent reinvestment of foreign earnings, please revise your liquidity disclosures to discuss the nature of these restrictions and the impact on your liquidity.

Cash and short-term investments that are held overseas for indefinite reinvestment are fully employed in our ongoing operations outside of the U.S., and represented approximately 23% of our total liquidity (defined as cash and short-term investments plus committed but undrawn credit facilities available to us) as of the end of fiscal 2011.  For fiscal 2011, our International segment represented approximately 26% of our consolidated revenue.

Based on these factors, we did not believe that the intent to reinvest available funds indefinitely had a meaningful bearing on our global liquidity, and therefore did not disclose the nature of these restrictions in the Liquidity and Capital Resources section of our Management’s Discussion and Analysis of Financial Condition and Result of Operations (“MD&A”).  In the future, we will continue to monitor these factors in determining whether additional disclosures are necessary.

Segment Performance Summary — Domestic, page 40

Fiscal 2011 Results Compared with Fiscal 2010, page 40

2.                          We note that the net new stores opened in fiscal 2011 increased your total domestic segment stores by approximately 10%. We further note that the net new stores opened resulted in an increase in the domestic segment revenue of 2.7%. However, it is unclear from your current disclosures how this increase in revenue from the net new stores opened compares to management’s expectations for these new stores. It is also unclear whether the revenue and gross profit margin generated by the new Best Buy Mobile stores contribute disproportionately to your total results from new stores. While we understand that new stores may have lower revenues and gross profits compared to the stores open 14 months or more that are included in your comparable store sales metrics, we believe that given the significant number of new stores, it is important to provide your readers with some context for whether the performance of the new stores thus far is consistent with management’s expectations and to clarify if one type of new store contributes disproportionately to your results. Please refer to Item 303(a) of Regulation S-K and to our Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

The amount of revenue generated from net new stores is largely a function of the size and type of store opened, the length of time the store was open during the period, and the overall success of the new store launch. As evidenced by the data included within page 23 of the Form 10-K, our large-format Best Buy stores have an average footprint of approximately 38,000 square feet, while our small-format Best Buy Mobile stores have a significantly smaller average footprint of approximately 1,400 square feet. Consequently, Best Buy Mobile stores generate significantly lower levels of revenue per store than large-format stores. In net terms, we opened 30 large-format stores and 103 small-format Best Buy Mobile stores in fiscal 2011 in our Domestic segment. While our Domestic segment store count increased approximately 10% in 2011, the corresponding increase in square footage was approximately 3%.

We appreciate your concern that users of our financial statements could misunderstand the relationship between changes in store numbers and changes in revenue and incorrectly conclude that results were higher or lower than expectations.  While we believe that adequate information regarding both square footage and store count is included within our fiscal 2011 Form 10-K, we plan to provide additional disclosure in future filings to provide our readers with greater context regarding the relationship between changes in store count and changes in revenue. Such disclosure will be included within the Overview section of our MD&A and will be substantially as follows:

“In our discussions of the operating results below, we often refer to the impact of net new stores on our revenues, gross profits, and SG&A expenses. The key factors that dictate the impact that the net new store openings have on our operating results include: (i) the size and format of new stores, as we operate stores ranging from approximately 1,000 square feet to approximately 50,000 square feet; (ii) the length of time the store was open during the period; and (iii) the overall success of the new store launch.”

3.                          We note that you have reported a decrease in comparable store sales for your Domestic segment for several periods, including the first quarter of fiscal 2012. We further note that this decrease in comparable store sales appears largely driven by a decrease in the sales of televisions, video gaming hardware and software, DVDs and CDs. Please tell us whether the declining sales for these products has led to a build-up of inventory for these products, and if so, whether you anticipate having to lower the sales prices of these products and accept lower gross profit margins to be able to sell this inventory. Based on your response, please tell us how you considered explaining this matter in more detail to your investors.

Our disclosure process includes consideration of fluctuations, trends or other factors affecting working capital that should be disclosed to users of our financial statements.  On page 51 of our fiscal 2011 Form-10K we disclosed that “we reduced inventory receipts in January and February 2011 in response to lower holiday sales trends” and referred to our “focused efforts to manage inventory levels in light of comparable store sales declines”.

We carefully monitor and manage our inventory levels to match quantities on hand with consumer demand as closely as possible. Key elements to this inventory management process include, but are not limited to:

•                  continuous monitoring of historical and projected consumer demand,

•                  continuous monitoring and adjustment of inventory receipts levels,

•                  agreements with vendors relating to return rights for certain products, and

•                  agreements with vendors relating to reimbursement for the cost of markdowns or sales incentives.

Accordingly, comparable store sales declines in certain categories do not necessarily result in increased inventory levels.  The decrease in comparable store sales for the specified categories did not result in abnormal inventory levels and we did not therefore expect our inventory levels to have a material adverse impact on future sales prices or gross profit rates.

In light of the above, we believe our disclosures in this regard were adequate, and we will continue to monitor these factors when considering disclosures in future filings.

Segment Performance Summary — International, page 44

Fiscal 2011 Results Compared with Fiscal 2010, page 45

4.                          We note your analysis of revenue by product line for comparable stores on page 46. We note that the increase in revenue from appliances resulted in an increase to comparable store sales of 15.2%, which was partially offset by other factors. We also note your explanation for this increase in appliance sales indicates it results from your Chinese Five Star operations and one of the drivers of this increase is temporary government stimulus programs. Given the significant increase in comparable store sales that appears to result from these temporary government stimulus programs, please revise your disclosures to better explain these programs and the timing of their temporary nature to provide your investors with better context for the likely impact on your results once these temporary programs end.

As of the filing date of our fiscal 2011 Form 10-K, there was uncertainty surrounding the remaining duration of the Chinese government stimulus programs in question, and there remains limited clarifying information available regarding their future plans for the programs. In future filings, to the extent that we cite temporary government stimulus programs as a driver of comparable store sales changes, we plan to provide additional disclosures to clarify the nature and expected duration of such programs and any uncertainty surrounding the duration. Such additional disclosures, to the extent necessary, would be substantially as follows:

“Continued growth in consumer spending and temporary government stimulus programs contributed to stronger sales and improved operating income in our China operations, particularly in our Five Star business. Broadly, the programs provide customers a subsidy or discount when purchasing a new energy-efficient appliance and trading in their old appliance. While Chinese government bodies have announced their intention to extend certain programs, we are unable to predict when they will come to an end.  In addition, while we believe that the programs are a significant driver of the comparable store sales growth in appliances, it is not possible to quantify the impact that the expiration of the programs may have on our revenue.”

Critical Accounting Estimates, page 57

Goodwill and Intangible Assets, page 60

5.                          Considering the materiality of goodwill to your financial statements and the continued challenging economic conditions, please tell us and consider expanding future filings to explain in more detail how you determine your reporting units for purposes of your goodwill impairment tests. In your response, please tell us each of your reporting units, the amount of goodwill allocated to each reporting unit, and to the extent that any components have been aggregated, the basis for such aggregation.

In future filings, we plan to provide additional disclosure substantially as follows:

“Our reporting units are the components of operating segments which constitute businesses for which discrete financial information is available and is regularly reviewed by segment management.  No components were aggregated in arriving at our reporting units.”

The following table summarizes our reporting units with goodwill balances, and the balance attributable to each as of the end of the third quarter (our measurement date for the purposes of annual goodwill impairment reviews) of fiscal 2011:

Reporting Unit ($ in millions)	Goodwill as of Q3 Fiscal 2011
Best Buy U.S.	$422
Best Buy Canada	595
Five Star	194
Best Buy Europe	1,230
Total	$2,441

In Note 1 of our fiscal 2011 financial statements, we stated that: “For all of our reporting units, we determined that the excess of fair value over carrying value was substantial.”  If, in the future, the excess of fair value over carrying value for any of our reporting is less than substantial, we would expect to disclose this, along with the reporting unit’s goodwill balance, determined fair value, and significant qualitative factors considered as part of our impairment analysis.

Financial Statements for the Fiscal Year Ended February 26, 2011

Consolidated Statements of Cash Flows, page 72

6.                          Based on your disclosures on page 99, we note that the $222 million restructuring charge recorded in fiscal 2011 includes $24 million of inventory write-downs, $147 million of property and equipment impairments, and $10 million of intangible asset impairments. We also note that you present the full amount of this $222 million restructuring charge as a single line item in your statements of cash flows and that you also present a separate line item titled “Asset impairments.” We have the following comments:

•                  Given that the majority of your restructuring charges are attributed to asset impairments, please tell us why you believe presenting these asset impairments within the “Restructuring charges” line item is preferable to presenting them within the “Asset impairments” line item.

•                  Also tell us what the $10 million amount in the “Asset impairments” line item represents and how it differs from the asset impairments included within the “Restructuring charges” line item.

•                  Please confirm to us, if true, that your inclusion of asset impairments related to restructuring within the “Restructuring charges” line item is consistent with your classification of any asset impairments recorded in prior years that were related to restructuring.

We have consistently adopted a philosophy of presenting all forms of restructuring charges separate from other cash flow items including other impairments not related to restructuring, and confirm that asset impairments resulting directly from restructuring activities have consistently been presented within the “Restructuring charges” line item in the consolidated statements of cash flows for all periods presented.  We believe this approach enhances transparency and usefulness for users of the financial statements, and is consistent with our presentation in the consolidated statements of earnings.  In making this determination, we also took into account the disclosure of the components of our restructuring charges in Note 5 to the financial statements.

We confirm that the $10 million included in the “Asset impairments” line item represents impairment of fixed assets that arose during the ordinary course of our quarterly impairment review process (primarily related to store assets), and was not related to restructuring activities.

Note 1. Summary of Significant Accounting Policies, page 74

Impairment of Long-Lived Assets and Costs Associated With Exit Activities, page 77

7.                          Please tell us and disclose the level(s) at which you group long-lived assets for impairment testing purposes. For example, please tell us if you evaluated leasehold improvements and fixtures and equipment for impairment at the store level. If you believe some other grouping is more appropriate, please tell us why.

When reviewing long-lived assets for impairment, we group long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, in accordance with ASC 360-10.  For long-lived assets deployed at store locations, we review for impairment at the individual store level.  These reviews involve comparing the carrying value of all land, buildings, leasehold improvements, fixtures and equipment located at each store to the net cash flow projections for each store.  In addition, we conduct separate impairment reviews at other levels as appropriate.  For example, a shared asset such as a distribution center would be evaluated by reference to the aggregate assets, liabilities and projected cash flows of all areas of the businesses utilizing those shared assets.

In future we will revise our disclosures to clarify this aspect of our impairment testing.

Leases, page 77

8.                          We note your disclosure at the top of page 78 that you have “financing leases for which the gross cost of constructing the asset is included in property and equipment, and amounts reimbursed from the landlord are recorded as financing obligations.” Please tell us the specific accounting guidance you use to account for your financing leases and clarify the primary differences between your financing and capital leases. In particular, explain the key differences in accounting treatment and contractual provisions.

We have build-to-suit operating lease arrangements for which we pay 90% or more of the total project costs as of any point in time during the construction period and the lessor reimburses us for a portion of these costs.  Since we have substantially all of the construction period risks, guidance in ASC 840-40-55-10 dictates that we are deemed to be the owner of the asset during the construction period.  Under ASC 840-40-15-5, a sale and leaseback of the asset effectively occurs when the construction period is complete and the lease term begins.  Where it is determined we have a continuing involvement in the property — generally because the lessor did not reimburse substantially all of our construction period costs — we treat the arrangement as a partial sale which does not qualify for operating lease accounting.  Under ASC 840-40-25-11, the reimbursement from the landlord is therefore considered a loan and is presented as a financing lease obligation.

Revenue Recognition, page 83

9.                          We note that your sales returns reserve represents “the gross profit effect” of your sales returns. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales. See ASC 605-15-45-1.

As required by ASC 605-15-45-1, the reduction in revenue is based on the total revenue related to estimated returns.  A corresponding adjustment is made to credit cost of sales for the associated cost value of returns.  Our Revenue Recognition disclosure on page 83 of the Form 10-K states that “Revenue from merchandise sales and services is reported net of sales returns, including an estimate of future returns based on historical return rates.”  The term “gross profit effect” refers solely to the net presentation of the sales returns reserve in the balance sheet.  In future filings, we plan to clarify our accounting policy by including disclosures substantially as follows:

“Revenue from merchandise sales and services is reported net of sales returns, including an estimate of future returns based on historical return rates, with a corresponding reduction to cost of sales.”

Credit Services and Financing, page 84

10.                   We note that you record the net fees that you receive from banks related to your credit card agreements within revenue. Please tell us the amounts of such net fees recorded in revenue for each of the three years presented in your financial statements. Since it appears that other retailers may classify similar fees differently within their statements of operations, please tell us how you considered disclosing the amount of such fees to assist your investors in comparing you to other retailers.

The net fees we receive from banks related to our credit card agreements include bounties and commissions we receive for account activations and for ongoing customer account activity, net of payments we make for some financing offerings.  For such offerings, the determination of whether we receive a commission or pay a fee is based primarily on the terms of each promotion (for example, the term over which customers receive interest-free credit). Based on our detailed analysis of these transactions and the contracts under which we operate, we believe presentation within revenue is the most appropriate under accounting standards.  We believe that within the U.S. retail industry there are significant differences in the underlying structure and terms of credit card arrangements with banks, and that other retailers’ structure and terms may be substantially different from ours.

In each of the three years presented, the net fees received from banks in relation to our credit card arrangements have resulted in net revenues representing less than 0.5% of consolidated revenues.  We consider these amounts to be immaterial to our financial statements and consequently have not disclosed amounts for each period presented.

Note 5. Restructuring Charges, page 98

11.                   We note that your $222 million restructuring charge recorded during the fourth quarter of fiscal 2011 includes $181 million of asset impairments. Considering the challenging economic conditions over the past several reporting periods, please tell us how you determined that no material impairment charges were necessary during fiscal 2010 or the first three quarters of fiscal 2011. In doing so, please tell us what events or conditions changed between these prior reporting periods and the fourth quarter of fiscal 2011 that necessitated such material impairment charges, including when management finalized the plans related to the restructuring and how those plans led to the impairment charges.

Our quarterly procedures include detailed reviews of potential long-lived asset impairments.  These procedures include, for example, analysis of store-level performance and other potential triggers for impairment such as changes in plans or expectations.  As noted in our response to comment 6 above, approximately $10 million of impairments were identified and recorded as a result of these procedures during fiscal 2011.  Our quarterly procedures also include detailed reviews of inventory to identify any adjustments required to write-down inventory to realizable value.

Following the end of the holiday season in the fourth quarter of fiscal 2011, we initiated a review of our long-term strategy as a result of continued macroeconomic pressures.  The primary purpose of the review was to ensure our future investment is focused on areas of the business likely to deliver the highest returns.  As a result, decisions were made to scale back our investment plans for certain areas of our International segment and make changes to our Domestic supply chain structure to lower ongoing costs.  Prior to the completion of the strategic review, our expectations for future cash flows were sufficient to recover the investment in all long-lived assets and inventories.

The restructuring charge recorded during the fourth quarter of fiscal 2011 related solely to the restructuring program (the “program”) described above, which was initiated, approved and announced during the fourth quarter.  All of the impairments and other expenses presented within restructuring charges arose as a direct result of decisions made as part of the program.

The decision to moderate our investments in certain areas of the International segment was the primary driver of the $181 million of asset impairments recorded as a result of the program.  Specifically, the key decisions taken for the International segment, and consequent impairments recorded, were as follows:

•                  Decision not to invest further in our test market in Turkey and to exit operations through store closures; all long-lived assets and inventory were written down to their estimated realizable values.

•                  Decision not to expand our test market Best Buy-branded stores in China, to close all stores immediately and evaluate which stores will be re-opened; long-lived assets and inventory were written down to their estimated realizable values.

•                  The closure of the stores referred to above, coupled with a decision to scale back the rollout of certain I.T. infrastructure assets in other areas within the International segment, significantly reduced the scope of use of these assets.  Such assets were therefore written down to fair value based on the reduced level of expected net cash flows generated by the businesses utilizing the assets.

In addition to these items, the changes to our Domestic supply chain operations led to a smaller level of impairment, primarily related to distribution facility closures and related inventory write-downs.

12.                   We note that you plan to exit the Turkey market and close all Best Buy branded stores in China as part of your fiscal 2011 restructuring. We further note your disclosures on page 118 that you completed the sale of your Speakeasy business during the second quarter of 2011. Please tell us what consideration you gave to presenting these entities as discontinued operations pursuant to ASC 205-20.

Addressing each of the three businesses you cite (in chronological order of occurrence):

Speakeasy

We concluded that the sale of Speakeasy qualified for discontinued operations presentation under ASC 205-20.  However, since the results, financial position, and cash flows of Speakeasy were not material to the Domestic segment or the consolidated enterprise, we did not present as discontinued operations in our subsequent filings.  However, we will continue to monitor the cumulative materiality of exited businesses that qualify for discontinued operations presentation, and we will classify all such businesses as discontinued operations if the cumulative results, financial position, and cash flows become material to the consolidated financial statements.

Best Buy Turkey

As of the end of fiscal 2011 and at the end of the first quarter of fiscal 2012, Best Buy Turkey did not qualify for classification as discontinued operations because:

•                  we determined that the held-for-sale criteria set out in ASC 360-10-45-9 were not met; in particular, sale of the business was not probable, and

•                  stores continued to operate during this time and assets had not been abandoned.

However, once stores are closed and assets abandoned, we expect the criteria for discontinued operations presentation to be met.  When this occurs, we will consider the cumulative materiality of Best Buy Turkey and Speakeasy in aggregate.

Best Buy China

The Best Buy China business is expected to continue operations, albeit on an initially reduced and reformatted basis.  While we closed stores as part of the restructuring program, we expect to re-open at least one store in the near future.  Consequently, we do not consider the restructuring of Best Buy China to constitute a discontinued operation.

13.                   Please tell us and disclose in future filings how you account for termination benefits. In doing so, tell us how your policy complies with ASC 420-10-25 and/or ASC 712.

We account for termination benefits in accordance with the applicable guidance set forth in both ASC 712, Compensation — Nonretirement Postemployment Benefits and ASC 420, Exit or Disposal Cost Obligations.

In the Domestic segment, where termination benefits are typically paid in accordance with a written and broadly communicated policy, which is indicative of an ongoing benefit arrangement, we account for the termination benefits under ASC 712. Accordingly, we recognize the associated liability and corresponding charge when it is deemed probable that employees will be entitled to benefits and the amount can be reasonably estimated.

In the International segment, where termination benefits typically do not fall under an ongoing benefit arrangement, we account for the termination benefits under ASC 420.  We recognize the associated liability and corresponding charge when it has been determined that an arrangement for one-time employee termination benefits exists. This occurs on the date the plan of termination meets the four specific criteria outlined in ASC 420 and has been communicated to employees. Broadly described, the four specific criteria include:

•                  management commitment  to a plan of termination,

•                  identification of the number of employees to be terminated (including their job classifications, functions, locations and the expected completion date),

•                  established terms exist within the benefit arrangement  in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated, and

•                  it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Additional consideration for recognition timing under ASC 420 was given to requirements for employees to render service until they are terminated in order to receive the termination benefits. Depending on specific circumstances, this may result in ratable recognition of the charges over the applicable service period.

Based on the amount of termination charges recorded in each of the periods presented, we did not consider the accounting for such termination benefits to be a significant accounting policy. Accordingly, no such disclosures were included within Note 1, Significant Accounting Policies. In the future, we will continue to monitor the significance of termination activity to determine whether accounting policy disclosure is required.

Note 8. Shareholders’ Equity, page 106

14.                   We note your disclosure on page 108 that “there was no compensation expense related to nonvested performance-based share awards that we expect to recognize.” Please explain how you determined that meeting the related performance goals was not probable and clarify if you reversed any compensation expense related to these performance awards during the periods presented.

In accordance with ASC 718-10-25-20, we accrue compensation cost if it is probable a performance condition will be achieved and do not accrue compensation cost if it is not probable a performance condition will be achieved.  Probability is assessed using actual results to date and projections of future performance which are derived from management’s internal forecasts. Compensation cost reversed for performance-based awards did not exceed $1 million for any year presented.

Note 12. Segment and Geographic Information, page 115

15.                   We note that your International segment consists of operations in several foreign locations, notably China, Canada, and Europe. Please tell us if you aggregate any operating segments into your International reportable segment and, if so, tell us how you determined the appropriate operating segments and how they meet the aggregation criteria of ASC 280-10-50-11. Your disclosures on page 45 and 46 discussing your “lower-margin China business” and “higher-margin Europe business” and the recent comparable stores gains in China and Europe offset by the decline in Canada suggest that there may be dissimilarities in the economic characteristics of your geographic regions. We further note your disclosures in your Form 8-K filed April 15, 2011 that you “expect to grow to 400 to 500 Five Star stores in the next five years” and that you believe you can “more than double…revenues in China to $4 billion within five years.” Notwithstanding the preceding, please disclose in future filings if operating segments have been aggregated. Refer to paragraph ASC 280-10-50-21.

Our enterprise consists of two operating segments which our Chief Executive Officer (our chief operating decision maker) reviews separately to make decisions about resource allocation and to assess performance:  Domestic and International.  Therefore, the separate businesses within our International segment are not subject to aggregation in arriving at our reportable segments.

In future filings, we plan to provide additional disclosures substantially as follows:

“Our enterprise consists of two operating segments which our Chief Executive Officer (our chief operating decision maker) reviews separately to make decisions about resource allocation and to assess performance:  Domestic and International.  We do not aggregate these operating segments in determining our reportable segments.”

16.                   We note from your analysis of results of operations that the growth in Best Buy Mobile stores drove the increase in gross profit margin for the Domestic segment. Since your Best Buy Mobile stores represent approximately 10% of your total Domestic segment stores, and since your Best Buy Mobile stores appear to have higher margins than your Best Buy stores, please tell us what consideration you gave to reporting these stores as a separate reportable segment. In your response, please explain in reasonable detail how you determined the appropriate operating segments for this reportable segment and, if applicable, how they meet the aggregation criteria of ASC 280-10-50-11. Please also tell us if Best Buy Mobile stores are located within Best Buy stores or if they are stand-alone stores.

As noted in our response to comment 15 above, our Domestic reportable segment comprises one operating segment, and there is no aggregation in determining our reportable segments.

We confirm that Best Buy Mobile operates from both stand-alone, small-format stores (separately branded as Best Buy Mobile) and as separate departments within our large-format Best Buy stores.

Note 13. Contingencies and Commitments, page 118

17.                   We note your disclosures of two class action lawsuits filed against you. To the extent it is reasonably possible you will incur losses materially in excess of recorded amounts related to these lawsuits, please provide the applicable disclosures required by ASC 450-20-50. In particular, please disclose the amount or range of reasonably possible losses in excess of amounts accrued, disclose any such reasonably possible losses in addition to the amount accrued is not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated. Your current disclosure that you “are unable to provide meaningful quantification of how the final resolution of these claims” will impact you financial statements does not satisfy this disclosure requirement.

We acknowledge your assertion above that further disclosure may be required to clarify whether we believe it is reasonably possible that we will incur losses materially in excess of amounts accrued in relation to the matters disclosed in our footnotes. As of April 25, 2011, the date on which we filed our fiscal 2011 Form 10-K, the following represents the circumstances and conclusions we had reached for the two matters disclosed:

Holloway

We concluded that based on the facts underlying the claim, the procedural history of the litigation (including the status of class certification), and the degree to which we intended to defend our company in the matter, the amount or range of reasonably possible losses could not be estimated.

Securities Suits

We concluded that based on the facts underlying the claim, the procedural history of the litigation, and the degree to which we intended to defend our company in the matter, the amount or range of reasonably possible losses could not be estimated.

In future filings, we plan to provide enhanced disclosures to state the amount or range of reasonably possible losses in excess of amounts accrued, disclose that any such reasonably possible losses in addition to the amounts accrued are not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated.

18.                   We note that you are involved in various other legal proceedings arising in the normal course of conducting business. We also note your statement that the resolution of those other proceedings is not expected to have a material effect on your financial statements. It is unclear to us whether this statement is intended to convey that any liability amounts deemed probable and currently accrued are not material to your financial statements or whether this statement also is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

Our statement that the resolution of other proceedings is not expected to have a material effect on our financial statements was intended to convey both that we believe the liability for amounts deemed probable and estimable and therefore currently accrued for are not material to our financial statements, and that we believe the amount or range of any additional losses that are reasonably possible are not material to our financial statements. In future filings, to the extent applicable, we plan to provide enhanced disclosures which will read substantially as follows:

“Other Legal Proceedings

We are involved in various other legal proceedings arising in the normal course of conducting business. For such legal proceedings, we have accrued an amount that reflects the aggregate liability deemed probable and estimable, but this amount is not material to our consolidated financial position, results of operations or cash flows. Because of the preliminary nature of many of these proceedings, the difficulty in ascertaining the applicable facts relating to many of these proceedings, the inconsistent treatment of claims made in many of these proceedings and the difficulty of predicting the settlement value of many of these proceedings, we are not able to estimate an amount or range of any reasonably possible additional losses.  However, based upon our historical experience, the resolution of these proceedings is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.”

We hereby represent that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can assist with your review of this letter, or if you have any questions on any of the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:           Andrew Blume, U.S. Securities and Exchange Commission

Scott Erickson, Deloitte & Touche LLP

Glenn Reiter, Simpson, Thacher & Bartlett LLP

Brian Dunn, Best Buy Co., Inc.

James Muehlbauer, Best Buy Co., Inc.